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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: October 27, 2006

By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**

                                                    OTCBB:RYSMF

SHAREHOLDERS' MEETING CALLED

MANHATTAN, NEVADA, OCTOBER 27, 2006 - ROYAL STANDARD MINERALS INC. ("RSM") has received documents purporting to constitute a requisition from a group of shareholders of RSM (the "Dissident Group") alleging that they hold more than 10% of the company's shares. The documents received requested that a shareholders' meeting be called to consider the removal and replacement of the existing board of directors of RSM.

The board of directors of RSM has reviewed these documents with the benefit of outside advice and has serious concerns with respect to whether such documents constitute a valid requisition under the *New Brunswick Business Corporations Act.*

While reserving all of its rights in this regard, the board of directors of RSM has called a meeting of shareholders in response to the purported requisition received from the Dissident Group at which the constitution of RSM's board of directors will be considered. The meeting will take place on May 29, 2007 in Saint John, New Brunswick (as required by law absent the approval of all shareholders). The board of directors of RSM (including all of its independent members) has concluded in the exercise of its business judgment that, for a number of reasons, this meeting date is in the best interests of the company.

In reaching this conclusion, the board of directors considered, among other things, the fact that persons apparently associated with the Dissident Group recently sought the election of a board nominee in advance of the June 2006 shareholders' meeting. Although RSM acceded to this request, the new board member withdrew his name and declined to take the board position after his election, leaving a vacancy of one director, which has since been filled.

RSM today also commenced a legal proceeding in the United States District Court – Central District of California against the members of the Dissident Group alleging violations of U.S. securities laws.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the securities regulatory filings of the Company.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com